CUSIP No. 661454207	SCHEDULE 13G	Page 1 of 10

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

NORTH PENN BANCORP, INC.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

661454207

(CUSIP Number)

December 3, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 661454207	SCHEDULE 13G	Page 2 of 10

1.	Names of Reporting Persons.
Stilwell Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power: 0
6. Shared Voting Power: 107,550
7. Sole Dispositive Power: 0
8. Shared Dispositive Power: 107,550
9.	Aggregate Amount Beneficially Owned by Each Reporting Person:107,550
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 7.4%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 661454207	SCHEDULE 13G	Page 3 of 10

1.	Names of Reporting Persons.
Stilwell Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power: 0
6. Shared Voting Power: 107,550
7. Sole Dispositive Power: 0
8. Shared Dispositive Power: 107,550
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 107,550
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 7.4%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 661454207	SCHEDULE 13G	Page 4 of 10

1.	Names of Reporting Persons.
Stilwell Value LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power: 0
6. Shared Voting Power: 107,550
7. Sole Dispositive Power: 0
8. Shared Dispositive Power: 107,550
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 107,550
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 7.4%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 661454207	SCHEDULE 13G	Page 5 of 10

1.	Names of Reporting Persons.
Joseph Stilwell
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power: 0
6. Shared Voting Power: 107,550
7. Sole Dispositive Power: 0
8. Shared Dispositive Power: 107,550
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 107,550
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 7.4%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 661454207	SCHEDULE 13G	Page 6 of 10

ITEM 1.

(a) Name of Issuer: North Penn Bancorp, Inc.

(b) Address of Issuer’s Principal Executive Offices: 216 Adams Avenue, Scranton, Pennsylvania 18503

ITEM 2.

(a) Name of persons filing: This statement is filed by Joseph Stilwell, with respect to the shares of Common Stock described below beneficially owned by Mr. Stilwell, including shares of Common Stock held in the names of Stilwell Associates, L.P., and Stilwell Partners, L.P., in Mr. Stilwell's capacity as the general partner of Stilwell Partners, L.P., and as the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Associates, L.P. (“Reporting Persons”).

(b) Address of Principal Business Office: The business address of the Reporting Persons is 26 Broadway, 23rd Floor, New York, New York 10004.

(c) Citizenship: Joseph Stilwell is a citizen of the United States. Stilwell Associates, L.P., and Stilwell Partners, L.P., are organized under the laws of Delaware as limited liability partnerships. Stilwell Value LLC is organized under the laws of Delaware as a limited liability company.

(d) Title of Class of Securities: Common Stock, par value $0.10 per share

(e) CUSIP Number: 661454207

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

NOT APPLICABLE

(a) ☐ Broker or Dealer registered under Section 15 of the Act (15 U.S.C.78o)

(b) ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)

(d) ☐ Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e) ☐ An investment advisor in accordance with Section 240.13d-1(b)(1)(ii)(E)

(f) ☐ Employee Benefit Plan, or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F)

CUSIP No. 661454207	SCHEDULE 13G	Page 7 of 10

(g) ☐ Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G)

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j) ☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

ITEM 4. Ownership.

(a) Amount beneficially owned: As of the date of this filing: (i) Stilwell Associates, L.P., directly or indirectly beneficially owns 79,130 shares of Common Stock; (ii) Stilwell Partners, L.P., directly or indirectly beneficially owns 28,420 shares of Common Stock; (iii) Stilwell Value LLC and Joseph Stilwell, in Mr. Stilwell’s role as managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Associates, L.P., may be deemed to beneficially own indirectly the shares of Common Stock beneficially owned directly or indirectly by Stilwell Associates, L.P.; and (iv) Mr. Stilwell, who is the general partner of Stilwell Partners, L.P., may be deemed to beneficially own indirectly the shares of Common Stock beneficially owned directly or indirectly by Stilwell Partners, L.P.

(b) Percent of Class: The shares of Common Stock beneficially owned by the Reporting Persons constitute approximately 7.4% of the 1,453,071 issued and outstanding shares of Common Stock as of March 15, 2009, as reported in the Annual Report on Form 10-K filed by the Issuer with the Securities and Exchange Commission for the period ended December 31, 2008.

(c) Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 107,550 shares of Common Stock
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or direct the disposition of: 107,550 shares of Common Stock.

ITEM 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities check the following. ☐

NOT APPLICABLE

CUSIP No. 661454207	SCHEDULE 13G	Page 8 of 10

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person.

Other than the Reporting Persons, no person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of Common Stock.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

NOT APPLICABLE

ITEM 8. Identification and Classification of Members of the Group.

Please see Exhibit 1 attached hereto.

ITEM 9. Notice of Dissolution of Group.

NOT APPLICABLE

ITEM 10. Certifications.

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 661454207	SCHEDULE 13G	Page 9 of 10

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:	April 3, 2009

STILWELL PARTNERS, L.P.
/s/ Joseph Stilwell
By:		Joseph Stilwell
General Partner

STILWELL ASSOCIATES, L.P.

By:		STILWELL VALUE LLC
General Partner
/s/ Joseph Stilwell
	By:	Joseph Stilwell
Managing and Sole Member

STILWELL VALUE LLC
/s/ Joseph Stilwell
By:		Joseph Stilwell
Managing and Sole Member

JOSEPH STILWELL

/s/ Joseph Stilwell
Joseph Stilwell

CUSIP No. 661454207	SCHEDULE 13G	Page 10 of 10

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.10 per share, of the Issuer and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 3rd day of April, 2009.

STILWELL PARTNERS, L.P.
/s/ Joseph Stilwell
By:		Joseph Stilwell
General Partner

STILWELL ASSOCIATES, L.P.

By:		STILWELL VALUE LLC
General Partner
/s/ Joseph Stilwell
	By:	Joseph Stilwell
Managing and Sole Member

STILWELL VALUE LLC
/s/ Joseph Stilwell
By:		Joseph Stilwell
Managing and Sole Member

JOSEPH STILWELL

/s/ Joseph Stilwell
Joseph Stilwell